

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 27, 2008

James R. Braun
Vice President of Finance & Chief Financial Officer
Charles & Colvard, Ltd.
300 Perimeter Park Drive, Suite A
Morrisville, NC 27560

> **Re:** **Charles & Colvard, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2008**
> **File No. 0-23329**

Dear Mr. Braun:

> We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

> Sincerely,

> Larry Spirgel
> Assistant Director